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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8- 48994

REPORT FOR THE PERIOD BEGINNING _____January 1, 2005_____ AND ENDING _____December 31, 2005_____
                                                        (MM/DD/YY)   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Northland Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 South 7th Street, Suite 2500
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Nitzsche   **612-851-5900**

                                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED

APR 11 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

OATH OR AFFIRMATION

I, Randy Nitzsche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northland Securities, Inc. as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CHIEF EXECUTIVE OFFICER
Title

_____
Notary Public

STACY ANN LEWIS
Notary Public-Minnesota
My Comm. Expires Jan. 31, 2007

This report** contains (check all applicable boxes):

☒	(a)	Facing page.
☒	(b)	Statement of Financial Condition.
☐	(c)	Statement of Income (Loss).
☐	(d)	Statement of Changes in Financial Condition
☐	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐	(g)	Computation of Net Capital
☐	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒	(o)	Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHLAND SECURITIES, INC.

FINANCIAL STATEMENTS
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT

Years Ended December 31, 2005 and 2004



Mayer Hoffman McCann P.C.

An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

NORTHLAND SECURITIES, INC.

We have audited the statements of financial condition of Northland Securities, Inc. as of December 31, 2005 and 2004 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Northland Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C

Minneapolis, Minnesota
February 17, 2006

NORTHLAND SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

	2005	2004
ASSETS		
Cash and cash equivalents	$ 390,838	$ 10,737,430
Clearing deposit	250,000	250,000
Receivable from clearing organization	1,810,545	2,181,760
Securities inventory, at market	4,717,806	1,971,861
Accounts receivable	206,016	1,075,057
Property and equipment, at cost, less		
accumulated depreciation	296,999	323,603
Other assets	786,835	294,192
TOTAL ASSETS	$ 8,459,039	$ 16,833,903
LIABILITIES		
Accounts payable, trade	$ 194,202	$ 115,913
Accrued expenses	1,887,623	11,172,141
Securities sold, not yet purchased	10,844	19,046
TOTAL LIABILITIES	2,092,669	11,307,100
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Class A common stock, par value $.01,		
authorized 9,000,000 shares	1,020	1,020
Additional paid-in capital	14,668,008	14,632,418
TOTAL CAPITAL CONTRIBUTED	14,669,028	14,633,438
RETAINED EARNINGS (DEFICIT)	(8,302,658)	(9,106,635)
TOTAL STOCKHOLDER'S EQUITY	6,366,370	5,526,803
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,459,039	$ 16,833,903

See Notes to Financial Statements

NORTHLAND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies**

Nature of business - Northland Securities, Inc. (the Company) is principally engaged in providing securities brokerage, investment banking, and related financial services to individuals, institutions, corporations and municipalities. Effective January 1, 2004, the ownership and operating structure of the Company was changed.   All of the shareholders of the Company contributed their stock to a new entity, Northland Capital Holdings, Inc. (Holdings), in exchange for the same number of shares of stock in Holdings.   In addition, the Company transferred the assets and operations of its subsidiary, Northland Networks, Inc. (Networks), to Holdings. The financial statements have been retroactively restated to the earliest period shown to reflect the transfer of the Company's interest in Networks to Holdings. Networks provides consulting services and acts as a placement agent to private parties and institutions seeking to obtain commercial lending arrangements or participation in a financing arrangement.

The Company primarily acts as an introducing broker and dealer of securities with customers in various parts of the United States; however, most customers are located in the upper Midwest area. It clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customers' accounts and maintains the related records.

Financial instruments with off-balance sheet risk:

Off-balance-sheet credit and market risk - In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities, options and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company records customer transactions on a settlement date basis, which is generally three business days after the trade date. Recognition of these transactions on a settlement date basis rather than trade date basis is not expected to have a material effect upon the Company's statement of financial condition.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)**

Financial instruments with off-balance sheet risk (continued):

Off-balance-sheet credit and market risk (continued) - The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

Concentrations of credit risk - As an introducing broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations, governments, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities and options transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

Fair value considerations - Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Investment securities are valued using quoted market or dealer prices. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

Significant accounting policies:

Cash and cash equivalents - For purposes of reporting the statements of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, as cash and cash equivalents on the accompanying statements of financial condition.

The Company maintains cash in bank accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)**

Significant accounting policies (continued):

Receivables and credit policies - Accounts receivable for fees, reimbursable expenses, and other services are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Past due accounts receivable with invoice dates over 30 days are not charged interest.

Commissions receivable on trades processed by the clearing firm are accrued on a settlement date basis. The commissions receivable are paid to the Company as requested.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2005, management considers all amounts collectible.

Investment banking - Underwriting revenues and fees from advisory assignments are recorded when the underlying transaction is settled under the terms of the engagement.

Security transactions - Commission income and related expenses for security transactions are recognized on the settlement date basis. There would be no material effect on the financial statements if trade execution date instead of settlement date were used.

Firm trading securities held for resale including securities owned, and securities sold and not yet purchased, are valued at market and unrealized gains and losses are reflected in revenues from principal transactions.

NORTHLAND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

(1) <u>Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)</u>

Significant accounting policies (continued):

Property and equipment - Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, any gain or loss is reflected in the results of operations.

Depreciation and amortization - Depreciation and amortization are computed on the straight-line method over the following estimated useful lives:

Assets	Useful Lives
Computer equipment	5 years
Office furniture and fixtures	7 years
Leasehold improvements	7 years

Depreciation expense was $117,000 and $99,000 for the years ended December 31, 2005 and 2004, respectively.

Impairment of long-lived assets - The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

NORTHLAND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)**

Significant accounting policies (continued):

Use of estimates: - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(2) **Receivable from clearing organization**

Amounts receivable from the Company's clearing organization consists of the following:

	December 31,	
	2005	2004
Clearing deposits	$ 250,000	$ 250,000
Commissions receivable and proceeds from the sale of securities	1,811,000	2,182,000
Total	$ 2,061,000	$ 2,432,000

(3) **Securities inventory and Securities sold, not yet purchased**

The following is a summary of the market value of major categories of securities owned and securities sold, not yet purchased as of December 31, 2005 and 2004:

December 31, 2005	Securities Available For Sale	Securites Sold, Not Yet Purchased
Corporate equity securities	$ 54,000	$ -
Government bonds	37,000	-
Restricted securities	119,000	-
Municipal bonds	4,490,000	11,000
Corporate debt securities	18,000	-
Total	$ 4,718,000	$ 11,000

NORTHLAND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

(3) <u>Securities inventory and Securities sold, not yet purchased (Continued)</u>

December 31, 2004		Securities Available For Sale		Securites Sold, Not Yet Purchased
Corporate equity securities	$	44,000	$	14,000
Municipal bonds		1,243,000		-
Corporate debt securities		685,000		5,000
Total	$	1,972,000	$	19,000

(4) <u>Property and equipment</u>

The following is a summary of property and equipment:

		December 31,		
		2005		2004
Office and computer equipment	$	494,299	$	427,818
Furniture and fixtures		72,921		66,622
Leasehold improvements		23,075		5,135
		590,295		499,575
Less accumulated depreciation		293,295		175,972
Total property and equipment	$	297,000	$	323,603

(5) <u>Stockholder's equity</u>

In March 2005, Holdings purchased 50% ownership of Dakota Capital Solutions, LLC (Dakota Capital). All operations and assets were contributed to Securities as part of its operations.

Effective January 1, 2004, the ownership and operating structure of the Company was changed. First, all of the shareholders of the Company contributed their stock to a new entity, Holdings, in exchange for the same number of shares of stock in Holdings. Second, the Company transferred the assets and operations of its subsidiary, Networks, to Holdings. The financial statements have been retroactively restated to the earliest period shown to reflect the transfer of the Company's interest in Networks to Holdings.

On July 7, 2004, the Company reduced the number of shares issued by Holdings by effecting a 1 - 20.5 reverse stock split. The total shares held by Holdings upon completion of the reverse split was 100,000 shares.

On September 30, 2004, the Company issued an additional 2,000 shares to Holdings upon receipt of additional capital.

- 8 -

(6) **Income tax expense**

The components of the provision for federal and state income taxes are as follows:

	Years Ended December 31,	
	2005	**2004**
Current income taxes		
Federal income taxes	$ 248,800	$ (481,500)
State and local income taxes	110,100	-
Tax benefit of net operating loss carryforward	(324,600)	-
Total current income tax expense	34,300	(481,500)
Deferred income taxes		
Net operating loss carryforward	324,600	(4,201,200)
Change in deferred tax valuation allowance	(362,400)	3,991,200
Total deferred income tax expense	(37,800)	(210,000)
Total income tax expense	$ (3,500)	$ (691,500)
Deferred tax asset	$ 3,666,600	$ 3,991,200
Valuation allowance	(3,666,600)	(3,991,200)
Net deferred tax asset	$ -	$ -

The Company has a net operating loss carryforward of $9,065,000, which starts to expire in 2019. The Company files a consolidated tax return with Holdings, Networks and Northland Trust, Inc. (Trust). The tax expense or benefit is allocated to each of the companies based on each company's proportionate share of the total income of the group.

(7) **Commitments**

The Company conducts its operations in leased facilities. The lease agreement provides for monthly rental payments ranging between $23,000 and $24,000, plus a proportionate share of the building's operating expenses, and expires March 2007. Rent expensed under this arrangement was $503,000 and $496,000 for the years ended December 31, 2005 and 2004, respectively.

The Company is obligated under operating leases for office and computer equipment. The leases have varying terms expiring through September 2006. Aggregate payments under these leases amount to $7,000 per month. Rent expensed under this arrangement was $78,000 and $41,600 for the years ended December 31, 2005 and 2004, respectively.

(7) **Commitments (Continued)**

Future minimum lease payments which must be made under noncancellable lease agreements are:

Years Ending December 31,

2006		325,000
2007		74,000
Total minimum lease payments	$	399,000

(8) **NASD dispute resolution**

In 2003, a Statement of Claim was filed with the National Association of Securities Dealer's, Inc. ("NASD") against Securities by Miller Johnson Steichen Kinnard, Inc. ("MJSK"). Several former employees of MJSK resigned and formed Securities. MJSK alleges that Securities violated its obligation under NASD conduct rules, aided and abetted breaches of fiduciary duty by former MJSK employees, interfered with MJSK's contracts with its employees, interfered with MJSK's contractual and prospective economic relationships with customers, converted property of MJSK to its own use, and engaged in unfair competition. Securities filed an Answer and Counterclaim and Third Party Claim.

This matter was submitted to NASD for arbitration. On September 15, 2004, the NASD decided in favor of MJSK and awarded damages in the amount of $10,000,000. Securities filed a motion to vacate in the Minnesota State Court. This motion was denied on January 28, 2005. Securities recorded a liability for this award as of December 31, 2004 and amounts due related to this award were paid in 2005.

(9) **Customer transactions**

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

(10) **Related party transaction**

Networks and Trust are affiliates of the Company through common ownership by Holdings. The Company received a management fee totaling $197,000 and $62,750 from Networks and Trust in years ending December 31, 2005 and 2004 respectively. In addition, the Company handles the payment of all salaries for the related companies. The affiliates reimburse the Company for the direct compensation costs as incurred.

NORTHLAND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

(10) Related party transaction (Continued)

The Company has the following receivables (payable) at year end:

	December 31,		
	2005		2004
Networks	$ 46,000	$	10,000
Trust	11,000		400
Holdings	428,000		-
	$ 485,000	$	10,400

(11) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital and net capital requirements of $4,706,000 and $250,000. The Company's net capital ratio was 2.26 to 1.

(12) Employee benefit plan

The Company has a contributory 401(k) plan (the Plan) that covers substantially all employees. Employees are eligible to participate in the Plan upon completing one day of employment. The Plan does not provide for an employer matching contribution of participant deferrals.

(13) Cash flow disclosures

The following is a summary of supplemental cash flow information:

	Years Ended December 31,		
	2005		2004
Cash paid: interest	$ 45,000	$	146,000
Taxes	$ 35,000	$	-
Assets and operations of Dakota Capital contributed by Holdings	$ 36,000	$	-



Mayer Hoffman McCann P.C.

An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

NORTHLAND SECURITIES, INC.

We have audited the financial statements of Northland Securities, Inc. for the year ended December 31, 2005, and have issued our report thereon dated February 17, 2006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Northland Securities, Inc. taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness, and no facts came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Myer Hoffman McCann P.C.

Minneapolis, Minnesota
February 17, 2006